Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 29
DATED MAY 21, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 29 to you in order to supplement our prospectus and its supplements. This supplement, dated May 21, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments," and "Plan of Distribution" sections of our prospectus. This Supplement No. 29 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 28 dated May 1, 2002 (which superseded Supplement No. 27 dated April 29, 2002, Supplement No. 26 dated April 17, 2002, Supplement No. 25 dated April 4, 2002, Supplement No. 24 dated March 11, 2002, Supplement No. 23 dated February 28, 2002, Supplement No. 22 dated February 21, 2002, Supplement No. 21 dated February 7, 2002 and Supplement No. 20 dated February 1, 2002 (which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively))))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since May 1, 2002, the date of our last supplement. We purchased these properties from unaffiliated third parties.
Property	Type	Year Built	Date Acquired	Approx. Acquisition Costs, including expenses *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 5/1/02 (%)	No. of Tenants	Major Tenants

Oleander Shopping Center, Oleander Drive and Fordham Road, Wilmington, North Carolina	NC	1989	5/21/02	$5,200,000	51,847	100	3	Lowe's Foods

Sharon Greens Shopping Center, SR 141 and Sharon Road, Atlanta, Georgia	NC	2001	5/14/02	$13,000,000	98,317	83	17	Kroger

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

We purchased the Oleander Shopping Center with our own funds and by assuming the modified existing debt with a remaining principal balance of approximately $2,900,000, after a $1,000,000 paydown on the existing debt. The modified loan requires interest only payments at a fixed rate of 7.8% per annum and matures in 2011.

We purchased the Sharon Greens Shopping Center with our own funds. However, we expect to place financing on the property at a later date.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at each shopping center are comparable to market rates. We believe that each property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. Each property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire each property.

We do not intend to make significant repairs and improvements to the properties over the next few years. If we were to make any repairs or improvements to any property, the tenants of the respective property would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Midway Plaza, Tamarac, Florida

On May 1, 2002, we funded a $2,500,000 loan to the seller, which he will use along with proceeds from a first mortgage to purchase and redevelop the property known as Midway Plaza. The shopping center contains 220,259 gross leasable square feet and is located at Commercial Boulevard and University Drive, in Tamarac, Florida. Once the redevelopment is complete, we intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We anticipate purchasing Midway Plaza from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $26,200,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

All other information relating to this property remains unchanged from the information provided in Supplement No. 28.

Potential Property Acquisitions

We are currently considering acquiring the following property. Our decision to acquire the property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make this acquisition or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of this property. We cannot guarantee that we will complete this acquisition.

In evaluating the property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. The property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire the property.

We anticipate purchasing the following property from an unaffiliated third party. We intend to purchase the following property with our own funds. However, we expect to place financing on the property at a later date.

Property	Type	Year Built	Estimated Acquisition Costs including expenses *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy As of 5/1/02 (%)	No. of Tenants	Major Tenants

Hampton Point Shopping Center 3039 Wade Hampton Boulevard Taylors, South Carolina	NC	1993	$4,525,000	58,316	100	5	Bi-Lo Grocery Store

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Investment Objectives and Policies

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of May 20, 2002, we had sold 41,462,321 shares in our current offering resulting in gross proceeds of $412,499,464. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of May 20, 2002, we had incurred $35,444,608 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $377,054,857 of net proceeds from the sale of those 41,462,321 shares. An additional 1,327,235 shares have been sold pursuant to our Distribution Reinvestment Program as of May 20, 2002, for which we have received additional net proceeds of $12,608,728. As of May 20, 2002, we had repurchased 207,718 shares through our Share Repurchase Program resulting in disbursements totaling $1,906,822. As a result, our net offering proceeds from both offerings total approximately $512,623,686 as of May 20, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the three months ended March 31, 2002, we have incurred and paid property management fees of $921,498. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the three months ended March 31, 2002, we had incurred and paid $797,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $4,750,000 are included in the purchase prices we have paid for all our properties purchased through May 20, 2002. As of May 20, 2002, we had invested approximately $356,700,000 in properties that we purchased for an aggregate purchase price of approximately $807,800,000, and we had invested approximately $2,880,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of May 20, 2002, we had net offering proceeds of approximately $88,000,000 available for investment in additional properties. As of May 20, 2002, we have committed to the acquisition of an additional $208,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.